File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED

2006 APR -7 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 March 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

06012328

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released on 31 March 2006.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
APR 10 2006
THOMSON FINANCIAL

4/10

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\F - SEC - Directorate Change- 31Mar06.doc

Severn Trent Plc

Retirement of Director

Derek Osborn, a non-executive director of Severn Trent Plc, has announced his retirement from the board with effect from 31 March 2006 by which time he will have completed over seven years on the board. Mr Osborn is also Chairman of the Stakeholder Forum, Jupiter Global Green Investment Trust and the international advisory board of ERM CVS and is a member of the UK Commission on Sustainable Development.

Sir John Egan, Chairman of Severn Trent Plc, said "*I would like to thank Derek for the excellent contribution he has made to Severn Trent during his seven years as a non-executive director, in particular for his full contribution to the Board in terms of his wealth of experience concerning environmental issues. I wish him well for the future*".

For further information contact:

Peter Gavan
Director of Corporate Affairs
Severn Trent Plc
Direct Line: 0121 722 4310